Law Offices, Andre’ L. Ligon, P.C.

Attorneys and Counselors at Law

1314 Texas Avenue, Suite 1500

Houston, Texas 77002

Andre’ L. Ligon	Telephone: (713) 662.2500
Attorney at Law	Facsimile: (713) 222.0252

Thursday, January 04, 2018

Via Edgar Transmission and cfitedgar@sec.gov

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Spotlight Capital Holdings, Inc. (CIK Number: 0001077319)

Erroneous Filings on November 27, 2017

File No. 024-10606

TO WHOM IT MAY CONCERN:

I am general counsel for Spotlight Capital Holdings, Inc. (CIK Number: 0001077319) (the “Company”). I have been authorized to request that the Amendment No 4, Form 1-A that was filed on November 27, 2017, be withdrawn as an active document, because it was an erroneous filing.

The Company is requesting that the SEC, via Edgar withdraw that filing so that we may prepare and file the appropriate documents to obtain the Company’s offering objectives.

If you have any questions or concerns, please contact my office at (713) 662-2500.

Sincerely,

/s/ Andre’ L. Ligon

General Counsel, SLCH